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            UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                      Washington, D. C. 20549-1004


                                 FORM 15


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


                     Commission File Number  1-7316


                        COMMONWEALTH ENERGY SYSTEM *
   (Exact name of registrant as specified in its Declaration of Trust)


  One Main Street, Cambridge, Massachusetts 02142-9150 (617) 225-4000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


           Common Shares of Beneficial Interest $2 par value
        (Title of each class of securities covered by this Form)


                                   None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


      Rule 12g-4(a)(1)(i)  [ X ]            Rule 12h-3(b)(1)(i)  [ X ]
      Rule 12g-4(a)(1)(ii) [   ]            Rule 12h-3(b)(1)(ii) [   ]
      Rule 12g-4(a)(2)(i)  [   ]            Rule 12h-3(b)(2)(i)  [   ]
      Rule 12g-4(a)(2)(ii) [   ]            Rule 12h-3(b)(2)(ii) [   ]
                                            Rule 15d-6           [   ]


            Approximate number of holders of record as of the
                  certification or notice date:    1


      Pursuant to the requirements of the Securities Exchange Act of 1934, NSTAR, as successor by merger to Commonwealth Energy System, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: October 1, 1999               By: R. J. WEAFER, JR.
                                        Robert J. Weafer, Jr.
                                        Vice President & Controller


* Effective August 25, 1999, pursuant to the Agreement and Plan of Merger dated as of December 5, 1998 and restated as of May 4, 1999 (the Agreement and Plan of Merger), among BEC Energy, Commonwealth Energy System (COM/Energy), NSTAR and two acquisition subsidiaries of NSTAR, COM/Energy and BEC Energy combined their businesses by merging with acquisition subsidiaries of NSTAR.